Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2005

*    Profits up on last quarter and year on year
*    Loulo pours its first gold and Phase 1 commissioned
*    Loulo underground development project advances
*    Deep drilling at Loulo confirms orebody continuity to 870 metres below surface
*    Good quarter for Morila
*    New exploration season commences in West Africa and progresses in Tanzania
*    Equity offering to strengthen balance sheet

Randgold Resources Limited has 59.8 million shares in issue as at 30 September 2005 (excluding the equity offering)

CONSOLIDATED INCOME STATEMENT

US$000	Unaudited quarter ended 30 Sept 2005	Unaudited quarter ended 30 June 2005	Unaudited quarter ended 30 Sept 2004		Unaudited 9 months ended 30 Sept 2005	Unaudited 9 months ended 30 Sept 2004
Gold sales revenue	31,000	27,963	12,181		90,949	39,655
Cost of sales
Production costs	9,341	6,953	9,474		27,132	26,485
Transport and refinery costs	68	62	42		198	140
Transfer from/(to) deferred stripping costs	2,374	2,664	(1,522)		5,247	(4,490)
Cash operating costs*	11,783	9,679	7,994		32,577	22,135
Royalties	2,158	1,959	863		6,279	2,805
Total cash costs*	13,941	11,638	8,857		38,856	24,940
Profit from mining activity*	17,059	16,325	3,324		52,093	14,715
Depreciation and amortisation	2,275	2,307	2,160		7,177	6,867
Exploration and corporate expenditure	4,993	4,558	3,603		15,087	10,790
Profit/(loss) from operations*	9,791	9,460	(2,439)		29,829	(2,942)
Interest received	308	364	242		997	764
Interest expense	(219)	(300)	(354)		(864)	(1,274)
Profit/(loss) on financial instruments	54	—	(347)		54	1,750
Profit on sale of Syama	—	—	—		—	7,070
Other (expenses) and income	(149)	(1,577)	533		124	(926)
Share-based payments§	(566)	(825)	(487)		(1,679)	(834)
Profit/(loss) on ordinary activities before taxes and minority interests	9,219	7,122	(2,852)		28,461	3,608
Income tax	—	—	—		—	—
Minority shareholders' interest	—	—	—		—	—
Net profit/(loss)	9,219	7,122	(2,852)		28,461	3,608
Basic earnings per share (US$)	0.15	0.12	(0.05	) §	0.48	0.06§
Fully diluted earnings per share (US$)	0.15	0.11	(0.05	) §	0.46	0.06§
Average shares in issue (000)	59,723	59,481	58,810		59,578	58,752

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

*	Refer to non-GAAP measures.

§	Reflects adoption of IFRS 2: Share-based payment.

CONSOLIDATED BALANCE SHEET

US$000	Unaudited at 30 Sept 2005	Audited at 30 Dec 2004	Unaudited at 30 Sept 2004
Assets Non-current assets
Property, plant and equipment	188,392	129,854	109,361
Cost	217,354	151,639	129,275
Accumulated depreciation and amortization	(28,962)	(21,785)	(19,914)
Deferred stripping costs	5,513	8,514	8,690
Long-term ore stockpiles	27,516	12,054	10,894
Total non-current assets	221,421	150,422	128,945
Current assets
Deferred stripping costs	4,124	6,370	6,501
Inventories and stockpiles	10,370	9,762	5,835
Receivables	50,491	23,667	23,542
Cash and equivalents	45,022	78,240	52,886
Total current assets	110,007	118,039	88,764
Total assets	331,428	268,461	217,709
Total shareholders' equity	212,141	191,169	181,197
Non-current liabilities
Long-term borrowings	58,848	40,718	7,128
Loans from minority shareholders in subsidiaries	1,494	1,621	1,351
Deferred financial liabilities	26,479	15,668	10,037
Provision for environmental rehabilitation	8,997	3,701	3,786
Total non-current liabilities	95,818	61,708	22,302
Current liabilities
Accounts payable and accrued liabilities	23,469	15,584	14,210
Total current liabilities	23,469	15,584	14,210
Total equity and liabilities	331,428	268,461	217,709

CONSOLIDATED CASHFLOW STATEMENT

US$000	Unaudited 9 months ended 30 Sept 2005	Unaudited 9 months ended 30 Sept 2004
Profit on ordinary activities before taxation and minority interest	28,461	3,608 §
Adjustment for non-cash items	14,429	(531)§
Working capital changes	(26,639)	(7,038)
Net cash generated from/(utilised in) operations	16,251	(3,961)
Net cash utilised in investing activities	(60,798)	(57,409)
Additions to property, plant and equipment	(17,930)	—
Financing of contractors	—	3,882
Movement in restricted cash	—	8,571
Disposal of Syama – net of cash disposed
Net cash generated by/(utilised in) financing activities	1,696	1,996
Ordinary shares issued	27,563	(9,550)
Increase/(decrease) in long-term borrowings
Net decrease in cash and cash equivalents	(33,218)	(56,471)
Cash and cash equivalents at beginning of period	78,240	109,357
Cash and cash equivalents at end of period	45,022	52,886

§	Reflects adoption of IFRS 2: Share-based payment.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000		Accumulated profits US$000		Total equity US$000
Balance – 31 December 2004 (as previously reported)	59,226,694	2,961	102,342	(15,668)		101,534		191,169
Adoption of IFRS2 share-based payments	—	—	—	1,321		(1,321)		—
Balance – 31 December 2004	59,226,694	2,961	102,342	(14,347	) §	100,213	§	191,169
March 2005 Net profit	—	—	—	—		12,120		12,120
Share-based payments	—	—	—	288		—		288
Movement on cash flow hedges	—	—	—	1,690		—		1,690
Share options exercised	176,800	9	538	—		—		547
June 2005 Net profit	—	—	—	—		7,122		7,122
Share-based payments	—	—	—	823		—		823
Movement on cash flow hedges	—	—	—	(52)		—		(52)
Share options exercised	35,400	2	88	—		—		90
Restricted shares issued as remuneration #	161,735	8	—	—		—		8
Treasury shares held by company #	(107,825)	(5)	—	—		—		(5)
Shares vested #	—	—	735	(735)		—		—
Balance – 30 June 2005	59,492,804	2,975	103,703	(12,333)		119,455		213,800
September 2005 Net profit	—	—	—	—		9,219		9,219
Share-based payments	—	—	—	566		—		566
Movement on cash flow hedges	—	—	—	(12,503)		—		(12,503)
Share options exercised	345,160	17	1,042	—		—		1,059
Balance – 30 September 2005	59,837,964	2,992	104,745	(24,270)		128,674		212,141

#	Restricted shares were issued to directors as remuneration. Of these shares, only 53 910 have vested, while the remainder of the shares are still held by the company as treasury shares. The US$0.7 million represents the costs of the shares which have vested, previously charged to other reserves.

§	Reflects adoption of IFRS 2: Share-based payment.

NON-GAAP MEASURES

The following measures are not prepared in accordance with GAAP. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the Company's performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute.

Total cash costs, are calculated using the guidance provided by the Gold Institute. The guidance was first provided in 1996 and revised in November 1999. Total cash costs, as defined in the Gold

Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using guidance issued by the Gold Institute, by gold ounces produced for all periods presented. The company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The preliminary condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

Reconciliation of net income (US$000)	9 months 30 Sept 2005	9 months 30 Sept 2004
Net income under IFRS	28,461	3,608
Share-based payment compensation #	772	1,875
Exploration and evaluation costs *	(3,179)	(2,043)
Net income under US GAAP	26,054	3,440
Movement in cash flow hedges during the period	(10,865)	(2,428)
Comprehensive income under US GAAP	15,189	1,012
Basic earnings per share under US GAAP (US$)	0.44	0.06
Fully diluted earnings per share under US GAAP (US$)	0.42	0.06
Reconciliation of shareholders' equity (US$000)
Shareholders' equity under IFRS	212,141	181,197
Exploration and evaluation costs *	(7,095)	(2,043)
Shareholders' equity under US GAAP	205,046	179,154

*	Drilling costs of US$3.2 million relating to the underground development study at Loulo have been capitalised under IFRS in the first half of 2005 (2004: US$3.9 million). Under US GAAP, these costs may not be capitalised since they do not relate to the addition of reserves as defined in SEC Industry Guide 7. A final feasibility study was completed in July 2005 which resulted in the creation of additional reserves. Following this final feasibility study, the accounting treatment under IFRS and US GAAP will be the same.

#	These adjustments include differences between accounting for share-based compensation under IFRS and US GAAP. Prior to 1 January 2005, there was no requirement to recognise share option compensation expenses under IFRS, although there was such a requirement under US GAAP and APB 25. The group adopted IFRS 2, accounting for share-based payment from 1 January 2005, in accordance with the Standard's transitional provisions. The method of calculation of the expenses is different under IFRS and US GAAP, and an adjustment for US GAAP has accordingly been made.

ACCOUNTING POLICIES

The preliminary condensed financial statements in this report have been prepared in accordance with the group's accounting policies, which are in terms of IFRS and are consistent with the prior period, except for the adoption of IFRS 2.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

The group adopted IFRS 2, accounting for share-based payment from 1 January 2005, in accordance with the Standard's transitional provisions. The Standard requires an entity to recognise share-based payment transactions in its financial statements. The comparatives have been adjusted accordingly. The effect of the change is a charge of US$1.7 million for the nine months ended 30 September 2005 and a charge of US$1.3 million for the year ended 31 December 2004.

FINANCIAL INSTRUMENTS

In the third quarter, given the high gold price environment, 12,504 ounces previously sold forward at US$430/oz for 2005 were rolled out to 2007 to further protect the Loulo project finance loan covenant ratios at that point. The price obtained was US$461.75/oz.

The group's hedging position which all relates to the Loulo project financing, was as follows at 30 September 2005:

	Forward sales	Forward sales
Maturity date	ounces	average US$/oz
Year ended 2006	93,498	431
Year ended 2007	116,004	438
Year ended 2008	80,498	431
Year ended 2009	75,000	430
Total	365,000	433

This represents approximately 37% of planned open pit production at Loulo for the period that the project finance is in place. A portion of the 12,504 ounces rolled forward was deemed speculative under IAS 39 and realised a credit to the income statement of US$54,000. The rest of the financial instruments are a matched hedge and any movements in marked-to-market valuation are accounted for in the other comprehensive income reserve.

Morila's production is completely exposed to spot gold prices.

COMMENTS

Profit from mining activity for the quarter ended September 2005 compared to the corresponding period ended September 2004 improved by 413% mainly as a result of higher throughput, improved grades and improved recoveries, plus the effect of a higher gold price resulting in revenues increasing by US$18.8 million, partially offset by the effect of deferred stripping charges in the current quarter and higher royalties payable on the increase in revenues.

Net profit for the quarter ended September 2005 of US$9.2 million was up 30% from US$7.1 million for the previous quarter.

Exploration and corporate expenditure for the quarter ended September 2005 of US$5.0 million was in line with the previous quarter but up on the comparative quarter ended September 2004 by US$1.4 million which reflects the increased exploration activity in 2005.

Main balance sheet movements for the 9 months ended September 2005 include the following :

* Increases in property, plant and equipment principally relate to the costs incurred on the development of the Loulo Mine. The original budget for the Loulo capital project was US$87 million including working capital and financing costs, but excluding power plant, pre-production and exploration. There have been changes in scope following the initial budget which resulted in a revision to US$101 million. The initial plant design was for 180,000 tonnes per month and this has been increased to 200,000 tonnes per month. This includes four additional CIL tanks. The other main element of the revised budget has been an acceleration in pre-production mining to allow for a more conservative stockpile build-up amounting to some US9.9 million additional capital. Actual costs incurred are some 12% in excess of this revised budget and total approximately US$113 million. The project was commissioned later than the accelerated start date resulting in additional owners' costs of US$3.9 million which have been included in the capital costs. Working capital costs of US$0.8 million above budget have been incurred. The balance of the extra cost is mainly shipping and exchange losses. The bulk of the capital expenditure has now been completed.

* An increase in ore stockpiles in line with the Morila life of mine plan.

* An increase in receivables comprising advances to the main Loulo contractor, as well as an increase in reimbursable fuel duties and TVA at Morila and Loulo. Reimbursable fuel duties and TVA amounted to US$17 million at 30 September 2005. The Company is working with the Mali Government to expedite re-payment of these amounts. Advances to contractors total US$17 million. A large part of this is secured and the remainder relates to project variations which are still to be agreed.

* The decrease in cash and cash equivalents relates to the continued funding of the Loulo project and the working capital tied up as referred to above.

* Increases in long-term borrowings results from the drawdown of the Loulo project finance loan amounting to US$25 million in 2005, offset by the short term portion of the loan of US$8.4 million included in accounts payable. The first repayment is due in June 2006.

* The increase in deferred financial liabilities reflects an increase in the negative marked-to-market valuation of the derivative financial instruments held as at 30 September 2005, due to the significant increase in the gold spot price, which was US$473.25 at 30 September 2005.

* The increase in the provision for environmental rehabilitation reflects the provision for the Loulo closure cost obligation of US$4.9 million which has been recognised.

OPERATIONS

Morila

The quarterly results from Morila were encouraging. While tonnes mined were affected by industrial action by the mining contractor's staff, a focus on mining ore combined with blending of higher grade stockpiles allowed tonnage and grade to be maintained. Plant throughput exceeded 1 million tonnes for the quarter exceeding last quarter's production by 60,000 tonnes and almost achieving design capacity of the expanded plant. Gold production exceeded last quarter's figures by 7,542 ounces as a result of this consistent plant performance.

Morila Results

US$000	Quarter ended 30 Sept 2005	Quarter ended 30 June 2005	Quarter ended 30 Sept 2004	9 months ended 30 Sept 2005	9 months ended 30 Sept 2004
Mining
Tons mined (000)	2,976	6,964	6,910	17,755	18,776
Ore tons mined (000)	1,194	2,002	1,350	4,807	3,126
Milling
Tons processed (000)	1,010	951	839	2,817	2,500
Head grade milled (g/t)	5.8	5.9	3.9	6.1	4.2
Recovery (%)	91.4	92	87.2	91.9	84.5
Ounces produced	172,901	165,359	91,685	505,061	283,806
Average price received (US$/ounce)	443	430	355	437	358
Cash operating costs* (US$/ounce)	166	146	218	152	195
Total cash costs* (US$/ounce)	197	176	242	182	220
Cash profit	42,648	40,813	8,309	130,233	36,789
Attributable (40%)
Ounces produced	69,160	66,144	36,674	202,024	113,522
Ounces sold	69,616	65,030	34,377	198,542	110,789
Cash profit	17,059	16,325	3,324	52,093	14,716

*	Refer to non-GAAP measures.

The unprocedural strike which involved some 60% of the employees of the Morila mining contractor Somadex, was resolved over a period of some eight weeks with the assistance of the National Union, the Labour Inspectorate and Government. No concessions were made by the mining contractor. The strike will have no effect on planned production for the year.

Resource extension drilling in the south of the pit and in the pit wall has returned significant values extending the wireframe of the orebody. Further drilling is planned to define the additional resources.

Stronger emphasis is being placed on continued greenfields exploration around the mine. The team's main goal is to find another Morila within the 200km2 mining lease area. A regional diamond drilling programme is being planned for commencement during the final quarter of 2005.

Loulo

Construction

First gold was poured on 27 September 2005. This event represents the successful conclusion of the first phase of construction of the Loulo plant. Continuous operations have been established on the Phase I development with mill throughput regularly exceeding 5,000 tonnes per day. All soft ore production areas have been brought into operation. The current focus is on steadily raising the throughput to design levels. It is planned to bring the second mill on stream early in November.

The CIL circuit is in operation. All circuit systems for reagent control and services to ensure efficient gold recovery are functioning well. The elution and electro-winning circuits are being commissioned currently as the mine builds up gold inventory. The first commercial shipment of bullion is due in November. This shipment will initiate a five-year tax holiday for the mine as prescribed by Mali's mining code.

All 15 generator sets have been fully commissioned and there is sufficient, stable and consistent power for mill startup and all other operational requirements.

Civil works on the Phase II development are progressing with the completion of the crushing circuit expected in the first quarter of 2006. The main equipment items for the Phase II circuit, comprising primary, secondary and tertiary crushers are due for delivery to site during November and December 2005.

Operations

Mining operations focused on the northern and southern parts of the Yalea pit during the first part of the quarter to build up a substantial ore stockpile ahead of the mill start-up. A total of 538 508 tonnes at 2.95 g/t for 69 880 ounces were mined from Yalea. A selective mining and stockpiling strategy was implemented in August which allows for the stockpiling of ore according to hardness and grade. Ore is currently being stockpiled at the Run-Of-Mine (ROM) pad prior to feeding to the process plant. Current ROM grade stockpiles comprise 360 261 tons at 3.72 g/t.

Manpower build-up is continuing as the mine is brought into commercial production and will continue through Phase II. Further on-the-job training is being given to local employees in the plant area.

PROJECTS AND EVALUATION

Loulo Mine – underground development

The board has approved the development of the underground project on the back of a bankable mining feasibility which was completed by SRK Consulting last quarter.

An experienced underground manager has been appointed to advance the development of the underground project and a review of critical issues is under way. This three month review will culminate in an integrated plan designed to optimise the value of the combined open pit and underground operations. At the end of this period, decisions will be made regarding such issues as:
* Contract vs owner operator mining;
* Review of capital requirements and scheduling;
* Fast-tracking the access to the high-grade areas of Yalea;
* Alternative access and ore transport facilities; and
* Simultaneous or staggered development of the declines;

A total of 14 drillholes and two deflections were completed to further delineate the orebody at Yalea.

Hole ID	From	To	Intersection width (m)	Grade (g/t)	Selected unit*
YDH185	771.60	778.80	7.20	4.71	3.40m @ 6.70 g/t
YDH185w	660.50	678.85	18.35	8.20
YDH186	985.00	990.40	5.40	3.99	1.12m @ 10.10 g/t
YDH189	582.00	598.88	16.88	13.13
YDH191	676.00	698.38	22.38	7.79	16.30m @ 8.81 g/t
YDH212	234.60	237.17	2.57	2.56
YDH224	559.80 589.05	578.95 607.00	19.05 17.95	2.39 10.57	2.80m @ 4.93 g/t10.15m @ 17.16 g/t
YDH231	463.00	468.90	5.90	6.56
YDH233	539.70	540.85	1.15	14.23
YDH233w	530.30	534.15	3.85	6.99
YDH228	557.55 604.50	590.00 619.05	32.45 14.55	1.013.25	3.05m @ 8.32 g/t
YDH235	646.17 681.00	693.34 693.34	47.17 12.34	2.936.26	3.42m @ 13.33 g/t
YDH238	571.70	586.00	14.30	12.73
YDH240	536.15	547.36	11.21	6.38
YDH241	591.40 607.00	596.20 609.20	4.803.80	9.2211.38	2.20m @ 27.21 g/t
YDH242	706.19 830.50	727.69 834.80	21.50 4.30	4.297.90	3.70m @ 12.80 g/t2.70m @ 11.91 g/t

* Selection based on geology and grade

YDH 186 is now the deepest intersection with an approximate depth below surface of 870 metres and is demonstrating significant down–dip continuity of the orebody. The ore intersection width is 5.4 metres and the average grade 3.99g/t, and this contains a high–grade zone of 1.12 metres at a grade of 10.1g/t. Drilling conducted in the southern portion of Yalea has confirmed the predicted higher grades with all three holes returning grades greater than 6g/t over intersection widths of between 4 and 22 metres. Of these, YDH191, which returned 22.38 metres at 7.79g/t including 16.30 metres at 8.81g/t, is particularily significant in that it confirms the vertical trend of a high grade shoot down to a vertical depth of 600 metres below surface. Drilling continues to further delineate the shoot.

Another recent discovery is that of a hangingwall splay to the main orebody developed in the north at depth giving duplicate intersections of ore grade, separated by several to tens of metres of anomalous material.

Tongon Project

In Côte d'Ivoire, elections have been postponed until next year as a result of administrative difficulties and delays in disarmament. As a result, the company does not expect to commence with the final feasibility study drilling programme on the Tongon Project until the political situation has stabilised.

EXPLORATION ACTIVITIES

The quarter saw a period of consolidation, data integration, interpretation, modelling and future planning in West Africa where the annual wet season bought a cessation to field activities. This work has formed the platform for the development of exploration programmes for the 2005/2006 field season. Conversely in East Africa field activities were accelerated and good progress has been made with exploration and especially in the ratification of the Tangold agreement, a joint venture with the government of Tanzania, to develop new mineral deposits covering a 2,692 km2 area of interest in the Kiabakari Maji – Moto region. Included in the circa are the Buhemba South and Kiabakari prospecting licences. The latter incorporates the old Kiabakari mine and adds an advanced project to our portfolio. Aircore drilling is underway in the Musoma belt on six prospecting licenses to test conceptual targets, within structural corridors covered by thick transported regolith. Diamond drilling has also commenced in the Mara belt, to test beneath recent cover basalts on extensions to mineralised structures hosting the Gokona, Nyabigena and Nyabirama gold deposits.

The geological teams are back in the field in West Africa and a busy final quarter to 2005 is scheduled with drilling at Loulo, Sitakili, Selou, Morila, Senegal and Tanzania all taking place.

At Loulo, four drill rigs are back in operation following a short break during the annual wet season. As well as the resource conversion work, where three diamond core rigs continue to define the high-grade payshoots at both Yalea and Loulo 0, exploration is concentrating on identifying new resources with an RC rig drill testing targets within the Loulo permit. The Faraba target is associated with a four kilometre, north-south striking plus 100ppb soil anomaly which hosts three targets (Faraba Main, Faraba East and Faraba West). Only two RC holes were completed prior to the rains as a follow-up to trench and RAB drill intersections. FARC002 drilled below trench FT009 (26 metres at 3.3g/t) returned 39 metres at 2.15g/t. FARC001 drilled 1.2 kilometres to the south returning five metres at 0.45g/t with similar haematite-silica alteration. Further RAB drilling is planned to evaluate the full extent of the four kilometre long soil anomaly and RC drilling will follow-up the trench and RAB results during the final quarter of 2005. RAB drilling returned anomalous results (14 metres at 0.56g/t) 500 metres north of the known mineralisation at P64.

At Sitakili, 21 kilometres east of Loulo field mapping and sampling have identified significant gold in porphyry intrusives over a 1.2 kilometre strike. A first phase reconnaissance drilling programme is planned for the final quarter of 2005.

In the Morila region, we are undertaking a hyperspectral study over Morila and surrounding area with the aim of identifying spectral and structural signatures associated with mineralisation. This will be incorporated with the results from remodelling of geophysical data and lead to the development of a three dimensional model and the identification of conceptual targets for drilling in early 2006.

In Senegal, four permits consolidate our groundholding on the Sabodala belt. Thirty-four targets are currently being evaluated of which two have been earmarked for further work. Of these, Bambaraya has shown significant surface mineralisation while further infill drilling is planned for Sofia.

In Burkina Faso, the focus has been on building a geological country model. The exploration emphasis has shifted to the Kiaka area which lies along an extensive regional structure hosting six known deposits with a combined resource of more than 8 million ounces. Nine applications have been submitted, seven of which have already been granted, covering the southern part of this fault system.

In Ghana, government approval is awaited on four applications, after which field work will commence.

GENERAL

On November 1, 2005, the Company priced a fully marketed global equity offering of 7,500,000 ordinary shares and American Depositary Shares ("ADSs") at US$13.50 per share. The underwriters have been granted an over-allotment option by Randgold Resources to purchase up to 1,125,000 additional ordinary shares. The funds will be used for the development of the Loulo underground mine, the Tongon pre-feasiblity study and new business opportunities.

With its extensive exploration portfolio, and a strengthened balance sheet, the company is now well-placed to continue with its development projects.

D M Bristow	R A Williams
Chief Executive	Financial Director

3 November 2005

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands • Web-site : www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information and media contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547,

e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, development of Loulo and estimates of resource, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2004, which was field with the Securities Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investor: The United States Securities Exchange Commission (The "SEC") permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.

A registration statement relating to the securities offered in the global offering has been declared effective by the Securities and Exchange Commission. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.